05012939

VOLLMUTH MAHER & DEUTSCH LLP
500 FIFTH AVENUE
NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

November 16, 2005

The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

SUPPL

SEC MAIL PROCESSING SECTION RECEIVED NOV 21 2005 WASH. D.C. 185

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two (2) copies of the following announcement released to the London Stock Exchange:

	Announcement	Issue Date
1.	Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons	November 16, 2005
2.	Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons	November 16, 2005
3.	Notification of Transactions of Person Discharging Managerial Responsibility	November 16, 2005
4.	Amended Announcement of the Appointment of Jeremy Darroch as a Non-executive Director	November 16, 2005

PROCESSED
DEC 05 2005
THOMSON FINANCIAL

Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

By: George Rudy
George Rudy
Authorized Representative

dlw 11/30

Enclosures

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of *issuer* **MARKS AND SPENCER GROUP PLC**	**2.** State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) (i)
3. Name of *person discharging managerial responsibilities/director* ANTHONY THOMPSON - PDMR	**4.** State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* N/A
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[3] NOTIFICATION IN RESPECT OF PERSON REFERRED TO IN 3 ABOVE	**6.** Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* ORDINARY SHARES OF 25P EACH IN MARKS AND SPENCER GROUP PLC
7. Name of the registered shareholders(s) and, if more than one, the number of *shares* held by each of them PERSHING KEEN NOMINEES LIMITED	**8.** State the nature of the transaction SALE FOLLOWING RELEASE OF 32,183 SHARES FROM THE RESTRICTED SHARE PLAN.
9. Number of *shares*, debentures or financial instruments relating to *shares* acquired 32,183 SHARES	**10.** Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) DE MINIMUS
11. Number of *shares*, debentures or financial instruments relating to *shares* disposed 32,183 SHARES	**12.** Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) DE MINIMUS
13. Price per *share* or value of transaction 443p - SALE PRICE	**14.** Date and place of transaction 9 NOVEMBER 2005 - LONDON

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of *issuer* **MARKS AND SPENCER GROUP PLC**	**2.** State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) (i)
3. Name of *person discharging managerial responsibilities/director* CHRISTOPHER WILLIAMS	**4.** State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* N/A
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[3] NOTIFICATION IN RESPECT OF PERSON REFERRED TO IN 3 ABOVE	**6.** Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* ORDINARY SHARES OF 25P EACH IN MARKS AND SPENCER GROUP PLC
7. Name of the registered shareholders(s) and, if more than one, the number of *shares* held by each of them PERSHING KEEN NOMINEES LIMITED	**8.** State the nature of the transaction EXERCISE OF EXECUTIVE SHARE OPTIONS OVER 137,548 SHARES AND SUBSEQUENT SALE OF 137,548 SHARES
9. Number of *shares*, debentures or financial instruments relating to *shares* acquired 137,548 SHARES	**10.** Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) DE MINIMIS
11. Number of *shares*, debentures or financial instruments relating to *shares* disposed 137,548 SHARES	**12.** Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) DE MINIMIS
13. Price per *share* or value of transaction 434.25p - SALE PRICE	**14.** Date and place of transaction 8 NOVEMBER 2005 - LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) 14,093 SHARES	**16.** Date issuer informed of transaction 14 NOVEMBER 2005

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant	**18.** Period during which or date on which it can be exercised
19. Total amount paid (if any) for grant of the option	**20.** Description of *shares* or debentures involved (*class* and number)
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	**22.** Total number of *shares* or debentures over which options held following notification

23. Any additional information N/A	**24.** Name of contact and telephone number for queries ANTHONY CLARKE – 020 8718 9940

Name and signature of duly authorised officer of *issuer* responsible for making notification

ANTHONY CLARKE
Date of notification 14 NOVEMBER 2005

Issued 11 November 2005

Notification by Marks and Spencer Group plc (the 'Company') of Transactions of Person Discharging Managerial Responsibility (PDMR)

In accordance with paragraph 3.1.4R of the Disclosure Rules it is disclosed that on 9 November 2005 Glen Tinton was conditionally awarded 33,258 restricted shares on his joining the company.

For further information, please contact

Andrew Green Tel 020 8718 9984

Issued 16 November 2005

Further to the announcement issued on 14 November 2005 in respect to the forthcoming appointment of Jeremy Darroch as a non-executive director of Marks and Spencer Group plc, an amended announcement follows:

The following information is given subsequent to the announcement on 8 November 2005 that Jeremy Darroch is to be appointed a non-executive director of Marks and Spencer Group plc on 1 February 2006.

In accordance with paragraph 9.6.13 (1) of the Listing Rules Jeremy Darroch has confirmed that he is currently a director of British Sky Broadcasting Group plc, and in addition, that he has been a director of DSG International plc (formerly Dixons Group plc) within the last five years.

In accordance with paragraph 9.6.13 (2)-(6) of the Listing Rules, he has advised that on appointment he has no details to disclose.

For further information, please contact:

Andrew Green 020 8718 9984